UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

From 1 January 2018 the TIM Group has been applying IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers). To permit comparison of the economic and financial results of the Full Year 2018 with the corresponding period of the previous year, this press release presents the “comparable” profit and loss and balance sheet figures, formulated according to the previous accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

TIM: BOARD OF DIRECTORS APPROVES THE GROUP’S ANNUAL FINANCIAL STATEMENTS AT 31 DECEMBER 2018

Full year revenues grew on previous year fueled by a strong performance in Brazil and stable fixed Domestic supported by UBB take-up (+73% YoY), with both Business and Wholesale revenues growing YoY. In Mobile, TIM is best in class in defending against new entrant and MVNOs.

FY 2018 MAIN RESULTS – ON A COMPARABLE BASIS WITH FY 2017 (PRE IFRS 9/15):

•	Organic Group Revenues reached 19.2 billion euros (+0.5% YoY excluding non-recurring items)

•	Organic Group EBITDA at 8.1 billion euros (-3.4% YoY excluding non-recurring items); excluding all non-linear items the figure stood at -1.1% YoY. Reported Group EBITDA at 7.7 billion euros (-1% YoY)

•	Group Net Profit at 1.4 billion euros on a normalized basis, excluding 2.6 billion euros write down on Core Domestic and International units (non-cash item) restructuring charges and other one offs

•	Group CAPEX at 4.2 billion euros (-14.9% YoY), plus 2.4 billion euros invested for 5G licenses in Italy

•	2018 group adjusted Net Financial Debt at 25.3 billion euros, stable YoY despite the payment of the first tranche of 5G licenses of 0.5 billion euros

•	Shareholders’ meeting called for 29 March 2019

•	Dividend proposed for savings shares is 2.75 eurocents

Rome, 21 February 2019

TIM’s Board of Directors met today under the chairmanship of Fulvio Conti and approved the consolidated financial statements of the TIM Group, the draft separate financial statements of TIM S.p.A. and the Consolidated Non-Financial Statement/Sustainability Report at December 31, 2018.

Group revenues growth in 2018 (+0.1%) was supported by Brazil (+4.7%), with the Domestic business resilient (-0.6%). In Q4 revenues reached 5 billion euros, -2.5% YoY on an organic basis (-1.3% excluding non-recurring charges), with Brazil still growing at +5% and Domestic at -2.7% YoY showing resilience despite regulatory and competitive hurdles.

With regards to the Domestic Business Unit, in Fixed the strong increase in UBB customers (+2.3 million retail and wholesale subs, +73% YoY), TIMVISION customers (+ 23% YoY) and Broadband ARPU (+15% YoY) allowed TIM to post a positive Q4 at 2,556 million euros (+1.2% YoY). In Mobile, TIM has effectively reacted to the increased competitiveness of the market and defended its customer base (substantially flat YoY) achieving best in class results in terms of “Number Portability”.

Looking at market segments, 2018 marked a good performance for the Business segment, with service revenues growing +1.4% YoY thanks to the increasing weight of IT services (Cloud, ICT, Security, etc) that grew 15% YoY. Wholesale service revenues grew by 2.6% YoY thanks to increasing Fiber lines, more than off-setting the decrease in copper, and to the expansion of non-regulated activities. Consumer service revenues decreased low single-digit (-1.6%).

Group organic EBITDA (8.1 billion euros, -3.4% YoY, -1.1% YoY excluding all non-linear items) was supported by a very positive performance in Brazil, with EBITDA growing double-digit (+10.4% on comparable basis, net of exchange-rate). Domestic organic EBITDA was 6.6 billion euros (-6.0% YoY), affected by market dynamics and non-linear items (-3.3% net of non-linear items).

In Q4 organic Group EBITDA reached 2.0 billion euros (-9.9% YoY, -5.3% net of non-linear items), benefiting from Brazil (0.4 billion euros, +5.4%) with Domestic at 1.5 billion euros, -13.2% (-7.6% YoY net of non-linear items); reported Group EBITDA in Q4 at 1.7 billion euros (+6.7% YoY).

In 2018, TIM invested 2.4 billion euros to acquire 5G spectrum licenses in Italy, paving way to further strengthening its network leadership. Net of the license expenditure, Group CAPEX amounted to 4.2 billion euros (-14.9% YoY), with Domestic at 3.2 billion euros (-17.5% YoY). TIM has already reached 99% of the population with 4G and 80% with Fiber, and is committed to expand the coverage further, in synergy with 5G deployment.

2018 Group Adjusted Net Financial Debt was stable YoY at 25,270 million euros; in Q4 Net Debt increased 80 million euros QoQ due to 477 million euros of 5G licenses payment.

***

The results for financial year 2018 will be illustrated to the financial community during a conference call scheduled for 22 February 2019 at 2 PM (CET). Journalists may listen in to the presentation, without asking questions, by calling +390633485042 or +39.0633486868.

The slides of the accompanying presentation will be available at the link

https://www.telecomitalia.com/tit/en/investors/presentations/2019/FY2018-group-results-new-plan.html.

***

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investorrelations

The financial statements of TIM Group and TIM S.p.A. for 2018 and the comparative figures for the previous year have been prepared in accordance with the International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”). During 2018, TIM applied accounting policies consistent with those applied for the previous year, except for the new accounting standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards” (attached) to which readers are referred for more details.

To permit comparison of the economic and financial results of the Full Year 2018 with the corresponding period of the previous year, this press release presents the “comparable” profit and loss and balance sheet figures, formulated according to the previous accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators are: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these indicators are explained in the annexes.

Please also note that the audit of TIM’s separate and consolidated financial statements for the year ended December 31, 2018 has not yet been completed.

MAIN CHANGES TO THE TIM GROUP CONSOLIDATION SCOPE

There were no significant changes to the consolidation scope in the first nine months of 2018 or in the same period of 2017.

TIM GROUP RESULTS

Revenues in 2018 amounted to 18,940 million euros.

Comparable revenues on the same accounting basis amounted to 19,109 million euros for 2018, down by 3.6% (-719 million euros) on 2017 (19,828 million euros); the decrease is mainly attributable to the Brazil Business Unit (-543 million euros), due to the depreciation of the Brazilian real of approximately 20% compared to 2017, and the Domestic Business Unit (-169 million euros). Without the negative exchange rate effect, the Brazil Business Unit saw growth of +189 million euros (+5.0%) and the organic change in consolidated revenues for the Group was up by 0.1% (+27 million euros).

The breakdown of revenues on the same accounting basis for 2018 by operating segment is shown below, with comparative data provided for 2017.

	2018 comparable			2017		Changes
(millions of euros)			% of total		% of total	absolute	%	% organic
Domestic	15,185		79.5	15,354	77.4	(169)	(1.1)	(1.0)
Core Domestic	14,161		74.1	14,249	71.9	(88)	(0.6)	(0.6)

International Wholesale	1,272		6.7	1,349	6.8	(77)	(5.7)	(4.7)

Brazil	3,959		20.7	4,502	22.7	(543)	(12.1)	5.0

Other Operations	—		—	—	—	—

Adjustments and eliminations	(35)		(0.2)	(28)	(0.1)	(7)

Consolidated Total	19,109	*	100.0	19,828	100.0	(719)	(3.6)	0.1

(*)

Includes 62 million euros related to a non-recurring adjustment for the realignment of the estimated settlement value of some contractual liabilities - attributable to a considerable time frame spanning previous financial years - connected with the measurement of contractual liabilities of specific types of commercial offering, and in particular “prepaid” deals. Excluding this item Revenues grow by +0.5%.

Revenues for the fourth quarter of 2018 amounted to 4,863 million euros. The comparable figure (4,892 million euros) shows a drop of 5.0% (-2.5% in organic terms).

EBITDA amounted to 7,403 million euros for 2018.

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Comparable EBITDA for 2018 totaled 7,713 million euros (7,790 million euros in 2017), showing a drop of 77 million euros (-1.0%); the EBITDA margin stood at 40.4% (39.3% in 2017; +1.1 percentage points).

Organic EBITDA, net of the non-recurring component, amounted to 8,121 million euros (8,404 million euros in 2017). Specifically, EBITDA for 2018 was reduced by a total of 408 million euros due mainly to the Domestic Business Unit (883 million euros in 2017), arising from net non-recurring expenses mainly connected with company restructuring and reorganization processes, expenses arising from regulatory disputes and sanctions and the liabilities related to those expenses, as well as expenses for disputes with former employees, and liabilities with customers and/or suppliers, as well as items related to adjustments and realignments relative to previous years.

In detail:

(millions of euros)	2018	2017
Non-recurring expenses (income)
Revenues
Realignment of revenues from previous years	62	—

Other income
Effect of Brazil BU tax recovery	(37)	—

Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	15	10

Employee benefits expenses
Expenses related to restructuring and rationalization and other expenses	233	697

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	135	176

Impact on EBITDA	408	883

Impairment loss on Goodwill attributable to CGU Core Domestic and CGU International Wholesale	2,590	—

Impairment losses on intangible assets	—	30

Impact on EBIT	2,998	913

For comparative purposes only and to provide a better understanding of business performance in the reporting period, in addition to non-recurring items, one-off transactions that, by their nature, are not linear or recurring in the reporting period or the comparative period have also been specifically reported. These items pertain exclusively to the Domestic market, are not subject to auditing and is produced for explanatory purposes only.

In 2017, EBITDA included some positive one-off items including 112 million euros, relative to the differential impact arising from the revised estimate of the settlement value of some contractual liabilities with customers and suppliers.

The breakdown of comparable EBITDA, on the same accounting basis, by operating segment for 2018 compared to 2017 is shown below, together with the EBITDA margin.

	2018 comparable		2017		Changes
(millions of euros)		% of total		% of total	absolute	%		% organic
Domestic	6,221	80.6	6,171	79.2	50	0.8		0.9
EBITDA Margin	41.0		40.2			0.8	pp	0.8	pp

Brazil	1,511	19.6	1,635	21.0	(124)	(7.6)		10.4
EBITDA Margin	38.2		36.3			1.9	pp	1.9	pp

Other Operations	(19)	(0.2)	(16)	(0.2)	(3)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	7,713	100.0	7,790	100.0	(77)	(1.0)		2.6

EBITDA Margin	40.4		39.3			1.1	pp	1.0	pp

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EBITDA for the fourth quarter of 2018 amounted to 1,625 million euros. Comparable EBITDA amounted to 1,683 million euros, up by 6.7 million euros compared to the fourth quarter of 2017 (+10.9% net of FX).

EBIT amounted to 561 million euros for 2018.

Comparable EBIT for 2018 totaled 727 million euros (3,291 million euros in 2017), a drop of 2,564 million euros (-77.9%) compared to 2017; the EBIT margin stood at 3.8% (16.6% in 2017).

Organic EBIT, net of the non-recurring component, amounted to 3,725 million euros (4,115 million euros in 2017), with an EBIT margin of 19.4% (21.6% in 2017).

EBIT for the financial year 2018 was impacted by 2,590 million euros related to the write-down of the goodwill allocated to Core Domestic and to International Wholesale: at 30 September 2018, a goodwill impairment of 2.0 billion euros was recorded attributable to Core Domestic; the impairment test was repeated for the Financial Statements at 31 December 2018, and an additional write-down of 450 million euros was recorded on Core Domestic - bringing the total write-down of 2018 to 2,450 million euro - as well as a write-down of 140 million euro on the goodwill attributed to International Wholesale. EBIT also discounts additional non-recurring net charges of 408 million euros with a total impact of 2,998 million euros (net charges amounted to 912 million euro in 2017, at parity exchange rates).

Consolidated EBIT for the fourth quarter of 2018 amounted to -56 million euros. Comparable EBIT amounted to -35 million euros (457 million euros in the fourth quarter of 2017).

The net consolidated loss for 2018 attributable to Owners of the Parent amounted to 1,411 million euros, reflecting in particular the aforesaid impairment loss on goodwill. In comparable terms - excluding the overall impact of non-recurring net expenses - consolidated net profit would have been a positive 1.4 billion euros approximately.

TIM Group headcount as at December 31, 2018 was 57,901, of which 48,005 in Italy (59,429 as at December 31, 2017, of which 49,689 in Italy).

Capital expenditures and expenditures for mobile telephone licenses, totaling 6,408 million euros (6,558 million euros in comparable terms; 5,701 million euros in 2017), are broken down by operating segment as follows:

	2018		2018 comparable		2017		Change
(millions of euros)		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	5,518	86.1	5,634	85.9	4,551	79.8	1,083

Brazil	890	13.9	924	14.1	1,150	20.2	(226)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	6,408	100.0	6,558	100.0	5,701	100.0	857

% of Revenues	33.8		34.3		28.8		5.5	pp

In particular:

•

the Domestic Business Unit reported expenditures equal to 5,634 million euros (4,551 million euros in 2017). Excluding the acquisition in late 2018 of user rights to 5G frequencies (2,399 million euros) and the renewal of the GSM license in 2017 (630 million euros), capital expenditures were down by 686 million euros, mainly considering the coverage levels already reached by the fixed and mobile networks;

•

the Brazil Business Unit posted 924 million euros of capex in 2018, 226 million euros less than for 2017. Without the impact of fluctuations in exchange rates (-187 million euros), the change was a negative 39 million euros. Capital expenditures of the Business Unit were targeted primarily at strengthening mobile ultra-broadband network infrastructure and developing the fixed broadband business of TIM Live.

Group cash flow from operations was a positive 2,077 million euros (positive 2,496 million euros in 2017). The cash flow generated from operations was absorbed by financial management, as well as the funds required to pay 739 million euros of income taxes, 256 million euros of dividends and 477 million euros relative to the portion of the award amount due for 2018 for rights to use 5G frequencies in Italy. The remaining tranches of which, as decided by the Italian Government in the 2017 Budget, will be paid on the basis of pre-established quotas between 2019 and 2022.

Adjusted net financial debt amounted to 25,270 million euros at December 31, 2018, down by 38 million euros compared to December 31, 2017 (25,308 million euros).

6

Net financial debt at December 31, 2018 totaled 25,995 million euros (26,091 million euros at December 31, 2017).

In the fourth quarter of 2018, adjusted net financial debt increased by 80 million euros compared to September 30, 2018 (25,190 million euros): income tax payments and the payment of 477 million euros relative to the portion of the award amount due for 2018 for rights to use the 5G frequencies in Italy basically offset positive cash generation from operations and financing activities.

The available liquidity margin amounted to 8,043 million euros, equal to the sum of:

•

“Cash and cash equivalents” and “Current securities other than investments” totaling 3,043 million euros (4,568 million euros at December 31, 2017), also including 545 million euros of repurchase agreements, of which 450 million euros maturing in January 2019 and the remaining portion maturing in March 2019;

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities falling due over the next 24–36 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for 2018 amounted to 15,031 million euros. Comparable revenues on the same accounting basis amounted to 15,185 million euros for 2018, down by 169 million euros on the previous year (-1.1%).

In the fourth quarter, revenues recorded a drop of 168 million euros (-4.2% compared to the fourth quarter of the 2017).

Revenues from services totaled 13,834 million euros (-166 million euros compared to 2017, -1.2%), impacted by the effects of a changed regulatory and competitive scenario (30-day pricing restored, entry of a fourth mobile operator and a reduction in the prices of some wholesale services).

In detail:

•

revenues from services for the fixed-line market amounted to 9,951 million euros, remaining stable with respect to 2017 despite stronger market competition. This stabilization was due to higher retail ARPU and higher revenues from ICT solutions (+99 million euros compared to 2017, +14.8%) and innovative services for data connectivity (+306 million euros, +14.4%), also driven by growth in Ultrabroadband customers (+1.0 million on 2017) that reached 3.2 million at the end of 2018 (5.4 million including wholesale lines). These dynamics offset the natural decline in revenues from traditional voice services (-334 million euros), due to the decrease in traditional accesses and lower regulated prices on some wholesale services (-65 million euros);

•

Revenues from services for the Mobile market, equal to 4,513 million euros (-142 million euros, -3.1% on 2017), were affected to a greater extent by the changed regulatory and competitive scenario, with a downturn in calling and broadband ARPU.

Revenues from product sales, including the change in work in progress, amounted to 1,351 million euros in 2018 (-3 million euros on the previous year).

•	Core Domestic Revenues

Core Domestic revenues amounted to 14,161 million euros, a decrease of 0.6% on 14,249 million euros in 2017.

The performance of the market segments compared to 2017 was as follows:

•

Consumer: revenues for 2018 in the Consumer segment were equal to 7,573 million euros, down on the performance of the previous year (-164 million euros, -2.1%), in contrast to the growth registered in 2017, due to the changed competitive and regulatory scenario (entry of a fourth operator, 30-day pricing restored). The same trend seen in total revenues also applied to revenues from services, which amounted to 6,834 million euros, down by 1.6% compared to the previous year (-114 million euros). In particular:

•

Mobile revenues amounted to 3,835 million euros (-1.5% on the previous year); revenues from services fell by 122 million euros (-3.7% over 2017), with a more marked slowdown in the fourth quarter compared to the trend observed the previous year, attributable to the changed regulatory and competitive scenario;

•

Fixed revenues totaled 3,696 million euros, down over the previous year (-3.0%), but with revenues from services in line with 2017; this trend reflected a decrease in accesses, offset by higher ARPU levels.

•	Business: revenues for the Business segment amounted to 4,721 million euros, up by 65 million euros on 2017 (+1.4%) attributable to revenues from services (+1.4%). In particular:

•	Mobile revenues showed an improved performance compared to 2017 (+1.8%), driven mainly by higher revenues from services (+1.2%) and, in particular, growth in new digital services (+2.7% on 2017);

7

•

Fixed Revenues rose by 41 million euros (+1.1% over 2017), thanks to the performance of services (+1.4%); lower prices and revenues from traditional services (connected with the technological shift towards VoIP systems and solutions) were more than offset by steady growth in revenues from ICT services (+14.7%).

Wholesale: revenues for the Wholesale segment in 2018 came to 1,787 million euros, up by 97 million euros compared to 2017 (+5.8%). Cuts to regulated prices, which lowered revenues by 65 million euros, were mainly offset by growth in access, driven by the Ultra-Broadband segment.

•	International Wholesale Revenues

The Cash generating Unit International Wholesale consists of the companies of the Telecom Italia Sparkle group. Revenues of the Cash Generating Unit International Wholesale for 2018 totaled 1,272 million euros, showing a drop of 77 million euros on the 2017 figure (-5.7%). This trend is mainly related to the downturn in revenues from traditional telephone services and to the expiry of long-term contracts relative to the Mediterranean Basin area (IP/Data services).

EBITDA for the Domestic Business Unit for 2018 amounted to 5,955 million euros.

Comparable EBITDA for 2018 totaled 6,221 million euros, up by 50 million euros compared to 2017 (+0.8%), with an EBITDA margin of 41.0% (+0.8 percentage points compared to the previous year).

Organic EBITDA, net of the non-recurring component, amounted to 6,629 million euros (7,050 million euros in 2017). In detail, EBITDA for 2018 was reduced by 408 million euros due to non-recurring net expenses (882 million euros in 2017)

In the fourth quarter of 2018, organic EBITDA amounted to 1,263 million euros, showing an increase of 146 million euros (+13.1%) compared to the fourth quarter of 2017, with the EBITDA margin posting an increase of 5.0 percentage points, rising from 27.6% in the fourth quarter of 2017 to 32.6% for 2018.

EBIT for the Domestic Business Unit for 2018 amounted to 16 million euros.

Comparable EBIT for 2018 totaled 177 million euros (2,772 million euros in 2017), showing a drop of 2,595 million euros, with the EBIT margin at 1.2% (18.1% in 2017).

Organic EBIT, net of the non-recurring component, amounted to 3,175 million euros (3,683 million euros in 2017), with an EBIT margin of 20.8% (24.0% in 2017).

EBIT for 2018 reflected the negative impact of non-recurring net expenses, totaling 2,998 million euros (912 million euros in 2017, at constant exchange rates) including the aforesaid impairment loss on goodwill of the Core Domestic (-2,450 million euros) and International Wholesale (-140 million euros).

EBIT for the fourth quarter 2018 amounted to -235 million euros; comparable EBIT amounted to -216 million euros(265 million euros in 4Q 2017).

Headcount of 48,200 was down 1,651 compared to December 31, 2017.

BRAZIL (average real/euro exchange rate 4.30628)

Revenues for the TIM Brasil group in 2018 amounted to 16,981 million reais.

Comparable revenues for 2018, amounting to 17,050 million reais, were up by 816 million reais (+5.0%) on the previous year.

Revenues from services, on the same accounting basis, amounted to 16,205 million reais, rising by 731 million reais on the 15,474 million reais posted for 2017 (+4.7%).

Revenues from product sales, on the same accounting basis, came to 845 million reais (760 million reais for 2017, +11.2%). The increase reflects the change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new retention offerings for higher-value postpaid customers.

On the same accounting basis, Mobile Average Revenue Per User (ARPU) for 2018 was equal to 22.4 reais, up by +11% on the figure for 2017 (20.2 reais), due to a general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

Total lines in place at December 31, 2018 amounted to 55.9 million, a decline of 2.7 million compared to December 31, 2017 (58.6 million). The lower figure was driven entirely by the prepaid segment (-5.1 million), only partially offset by growth in the post-paid segment (+2.4 million), in part due to the consolidation underway in the market for second SIM cards. Postpaid customers accounted for 36.2% of the customer base at December 31, 2018, an increase of 5.8 percentage points on December 2017 (30.4%).

8

Revenues for the fourth quarter of 2018 amounted to 4,457 million reais. Comparable revenues were equal to 4,479 million reais, an increase of 5.2% compared to the same period of the previous year (4,257 million reais).

EBITDA for 2018 amounted to 6,316 million reais.

Comparable EBITDA for 2018 amounted to 6,508 million reais, up by 614 million reais on the previous year (+10.4%). Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

The EBITDA margin, on the same accounting basis, rose by 1.9 percentage points on 2017 to reach 38.2%.

The Brazil Business Unit reported net non-recurring income in 2018 of 2 million reais, mainly relative to the positive effect of the favorable outcome of the tax dispute concerning the unconstitutional nature of the law including the ICMS indirect tax in the base for calculating taxes on PIS and COFINS revenues (159 million reais at an EBITDA level), which was mainly offset by the recognition of expenses related to the forecast revision of labor litigation arising in previous years.

EBITDA, net of the non-recurring component, was equal to 6,506 million reais.

EBITDA for the fourth quarter of 2018 amounted to 1,807 million reais. On the same accounting basis, the figure came to 1,856 million reais, showing growth of 98 million reais on the fourth quarter of 2017. The EBITDA margin for the fourth quarter of 2018 stood at 41.4%, up by 0.1 percentage points on the same period of the previous year (41.3%).

EBIT for 2018 amounted to 2,428 million reais.

Comparable EBIT for 2018 rose to 2,449 million reais, up by 518 million reais (+26.8%) on the same period of the previous year (1,931 million reais). Growth was mainly driven by higher EBITDA (+614 million reais) and slightly higher depreciation and amortization (96 million reais).

EBIT – net of the non-recurring component included in EBITDA – was equal to 2,447 million reais.

EBIT for the fourth quarter of 2018 amounted to 807 million reais. On the same accounting basis, the figure came to 813 million reais, showing growth of 84 million reais on the fourth quarter of 2017 (+11.5%). The EBIT margin for the fourth quarter of 2018 stood at 18.2%, up by 1.1 percentage points on the same period of the previous year (17.1%).

Headcount at December 31, 2017 was 9,658 (9,508 at December 31, 2017).

RESULTS OF TIM S.p.A.

Revenues amounted to 13,902 million euros.

The application of the new accounting standards resulted in the recognition of lower revenues by 153 million euros.

Excluding such impact, revenues for 2018 amounted to 14,055 million euros, down by 44 million euros (-0.3%) on 2017.

This result is impacted by the effects of the changed regulatory and competitive scenario (30-day pricing restored, entry of a fourth mobile operator), particularly in the Consumer segment.

EBITDA amounted to 5,608 million euros for 2018.

The application of the new accounting standards had a negative impact on EBITDA of 268 million euros. Excluding this effect, comparable EBITDA for 2018 totaled 5,876 million euros (5,801 million euros in 2017), increasing by 75 million euros (equal to +1.3%); the EBITDA margin stood at 41.8% (41.1% in 2017, up by 0.7 percentage points).

EBITDA for 2018, net of the non-recurring component, amounted to 6,280 million euros (6,677 million euros in 2017). In detail, EBITDA for 2018 was reduced by 404 million euros due to non-recurring net expenses (876 million euros in 2017)

EBIT was a negative at 241 million euros.

The application of the new accounting standards had a negative impact on EBIT of 164 million euros. Excluding that effect, EBIT for 2018 amounted to 77 million euros (2,567 million euros in 2017), showing a drop of 2,644 million euros. The EBIT margin fell from 18.2% in 2017 to -0.5% in 2018.

EBIT for 2018 was pulled down by non-recurring net expenses totaling 3,090 million euros (906 million euros in 2017), including the aforesaid goodwill impairment loss attributable to TIM S.p.A. for 2,686 million euros.

The loss for the year amounted to 1,854 million euros (profit of 1,087 million euros in 2017). The figure was adversely affected by the adoption of IFRS 9 and IFRS 15 for 105 million euros, as well as by non-recurring net expenses for 3,024 million euros.

9

On comparable basis, profit for the year would have amounted to around 1.3 billion euros, a drop of approximately 0.4 billion euros over 2017.

EVENTS SUBSEQUENT TO DECEMBER 31, 2018

TIM: BOND ISSUE AT 5 YEARS AND 3 MONTHS FOR 1 BILLION 250 MILLION EUROS

Please refer to the press release on this subject issued on January 8, 2019.

OUTLOOK FOR THE 2019 FINANCIAL YEAR

Please refer to the press release on the 2019-2021 Strategic Plan, issued on today’s date.

IFRS 16 (Leasing) – APPLICABLE FROM JANUARY 1, 2019

As of January 1, 2019, TIM Group will apply IFRS 16 (Leasing). The new accounting standard provides for a different representation of passive location contracts in the Financial Statement.

The Annexes to this press release show an estimate of the impacts expected on the Group’s main financial indicators.

CONSOLIDATED NON-FINANCIAL STATEMENT - SUSTAINABILITY REPORT

The Board of Directors has also approved the Consolidated Non-Financial Statement/Sustainability Report 2018, prepared in accordance with the obligations set forth in Legislative Decree 254/2016 on the disclosure of non-financial information and on diversity.

The TIM Group has provided disclosure on the legally required topics since 1997, the year in which the Group published its first “Social Report”, which has subsequently been extended to cover environmental issues.

The current Sustainability Report follows a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is based on the main reference standard for sustainability – the Global Reporting Initiative Standards – and on the principles of the AA1000 AccountAbility Principles Standard (APS 2008), adopted by the Group as of the 2009 Financial Statements (inclusivity, materiality, responsiveness).

The non-financial report is tied to the company’s inclusion in the main sustainability indices. In 2018, the TIM Group was included – for the fifteenth consecutive year – in the Dow Jones Sustainability Indices World (DJSI World) and Europe (DJSI Europe), and in the Euronext Vigeo World 120, Eurozona 120 and Europa 120.

CORPORATE GOVERNANCE ISSUES

ADDITION TO THE AGENDA OF THE SHAREHOLDERS’ MEETING

The Board of Directors has supplemented the agenda of the Ordinary Shareholders’ Meeting called to meet on 29 March 2019 (single call) at the Rozzano auditorium (Milan), viale Toscana 3, with the following two items:

•	payment of a preference dividend for savings shares (0.0275 euro per savings share), via the distribution of reserves;

•	updating of the performance conditions of the share based incentives scheme approved by the Shareholders’ Meeting of 24 April 2018 (see the LTI Plan 2018).

The dividend amounts will be paid to the entitled parties, based on the custody accounts at the end of the accounting day on June 25,2019 (the record date), starting from June 26, 2019, while the coupon date will be June 24,2019.

The amendment to the proposal for the LTI 2018 Plan (in regard to which please refer to the information document which can be viewed on the company website www.telecomitalia.com consists of the update to the performance parameter which consists of the equity free cash flow accumulated in the period from 2018-2020, using for the financial years 2019 and 2020 the reference targets set out in the new 2019-2021 plan, rather than the objectives set forth in the 2018-2020 business plan. Given the significant difference between the two planning documents, insofar as the cash generation prospects in the remaining vesting period, we considered that a condition for securing the incentive and retention capacity of the bonus would be to forsake the now obsolete “internal” parameters of the last two years, in order to connect the accrual of 30% of the performance shares to the Group’s current strategic objectives. Conversely, the “external” indicator of relative share performance compared to the median of the market performances of the peer baskets (weight: 70%) shall remain in place: in respect of which the need to align the interests of the shareholders with the interests of key management for TIM business purposes, in terms of increasing the value of the share over the medium-long term, cannot change.

10

The amendment refers to an incentive scheme which the Board of Directors has already implemented (as per the report on remuneration), which includes the assignment of performance shares to the Chief Executive Officer and the remaining key management personnel of TIM S.p.A., (to date Mario Di Mauro, Lorenzo Forina, Carlo Nardello, Agostino Nuzzolo, Piergiorgio Peluso, Elisabetta Romano, Luciano Sale, Stefano Siragusa, Anna Spinelli). As far as is applicable, it is hereby specified that the transaction is a transaction with related parties of lesser significance; no publication of an information document is required pursuant to Consob Regulation 17221/2010 (Regulation on Related Party Transactions), but a supplement to the information document on the LTI 2018 Plan published last year pursuant to Regulation 11971/2010 (Issuers’ Regulation), as defined below, is required. The approval of the presentation of the amendment to the Shareholders’ Meeting was resolved by the Board of Directors upon the proposal and with the opinion in favor of the Committee for nominations and remuneration, which has competence pursuant to the applicable company procedures.

The reports on the proposals for resolutions on the various agenda items (other than those requested with shareholder Vivendi S.A.’s request to call a meeting), and the supplement to the LTI 2018 Plan information document will be published within the deadline set by the law on the website www.telecomitalia.com and the storage mechanism “1INFO” (www.1info.it).

MISCELLANEOUS

The Board of Directors has resolved to overcome the exclusion of vesting upon the Chief Executive Officer, Luigi Gubitosi, the powers already attributed to the Security Manager, who is the Safety Delegate pursuant to Golden Power rules. Therefore, he too will report to the Chief Executive Officer, who in turn holds all the executive powers for management of the Company.

With its approval of the periodic non-financial reports (sustainability report, report on remuneration, corporate governance and assets report), the Board also ascertained that the following Directors continue to fulfill the requirements of independence pursuant to the law and the Borsa Italiana Code: Alfredo Altavilla, Paola Bonomo, Giuseppina Capaldo, Maria Elena Cappello, Massimo Ferrari, Paola Giannotti, Marella Moretti, Lucia Morselli, Dante Roscini, Rocco Sabelli, Michele Valensise, and the Chairman Fulvio Conti. In assessing the adequacy of the organizational and control structure, the Board confirmed the perimeter of the strategic managerial positions which had previously been identified and include the Chief Strategic Development & Transformation Office, which has been assigned to Carlo Nardello (see CV available at www.telecomitalia.com). On this day, Mr. Nardello owns 120,000 ordinary shares issued by the Company.

Finally, the process of integrating the wholly owned subsidiary Noverca s.r.l. into TIM was initiated. Noverca s.r.l. operates under the name KENA, which is TIM Group’s second mobile brand.

***

The manager responsible for preparing the corporate financial reports, Piergiorgio Peluso, declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in this press release correspond to the Company’s documents, accounting records and entries.

11

ATTACHMENTS TO THE PRESS RELEASE

12

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group and the Parent Company TIM S.p.A.. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at the Business Unit level) and of the Parent Company TIM S.p.A. in addition to EBIT.

These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method(2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	“Expenses (income) from investments” for TIM S.p.A.

•	Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•

EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) and the Parent Company to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the fiscal year with those of the previous fiscal years.

•

Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent Company respectively.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the TIM Group and the Parent TIM S.p.A, herewith presented, are the same as those included in the Report of Operations of 2018 TIM Annual Financial Report.

Such statements, as well as the Net Financial Debt are in any case consistent with those included in the TIM Group Consolidated and Separate Financial Statements for the year ended December 31, 2018.

The accounting policies and consolidation principles have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2017, to which reference should be made, except for the new accounting principles applied starting from January 1, 2018 whose effects are shown in the following chapter “Adoption of the new IFRS 9 and IFRS 15 standards”.

To enable the year-on-year comparison of the economic and financial performance for 2018, this press release shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

To such extent, please note that the audit work by our independent auditors on the TIM Consolidated and Separate Financial Statements for the year ended December 31, 2018 as well as the check of consistency of the 2018 Report on Operations with the related TIM Consolidated and Separate Financial Statements have not yet been completed.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)		2018 comparable	2017	Change (a-b)
	2018	(a)	(b)	amount	%
Revenues	18,940	19,109	19,828	(719)	(3.6)

Other income	341	341	523	(182)	(34.8)

Total operating revenues and other income	19,281	19,450	20,351	(901)	(4.4)

Acquisition of goods and services	(8,186)	(8,089)	(8,388)	299	3.6

Employee benefits expenses	(3,105)	(3,084)	(3,626)	542	14.9

Other operating expenses	(1,259)	(1,236)	(1,208)	(28)	(2.3)

Change in inventories	102	102	35	67	—

Internally generated assets	570	570	626	(56)	(8.9)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,403	7,713	7,790	(77)	(1.0)

Depreciation and amortization	(4,255)	(4,399)	(4,473)	74	1.7

Gains (losses) on disposals of non-current assets	(1)	(1)	11	(12)	—

Impairment reversals (losses) on non-current assets	(2,586)	(2,586)	(37)	(2,549)	—

Operating profit (loss) (EBIT)	561	727	3,291	(2,564)	(77.9)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(1)	(1)	—	—

Other income (expenses) from investments	11	10	(18)	28	—

Finance income	1,056	1,047	1,808	(761)	(42.1)

Finance expenses	(2,404)	(2,388)	(3,303)	915	27.7

Profit (loss) before tax from continuing operations	(777)	(605)	1,777	(2,382)	—

Income tax expense	(375)	(433)	(490)	57	11.6

Profit (loss) from continuing operations	(1,152)	(1,038)	1,287	(2,325)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the year	(1,152)	(1,038)	1,287	(2,325)	—

Attributable to:
Owners of the Parent	(1,411)	(1,298)	1,121	(2,419)	—

Non-controlling interests	259	260	166	94	56.6

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			2018	2017
Profit (loss) for the year	(a	)	(1,152)	1,287

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(5)	—

Income tax effect			—	—

	(b	)	(5)	—

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			19	10

Income tax effect			(5)	(1)

	(c	)	14	9

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	9	9

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income (*):
Profit (loss) from fair value adjustments			(14)	63

Loss (profit) transferred to Separate Consolidated Income Statement			(4)	(62)

Income tax effect			2	2

	(f	)	(16)	3

Hedging instruments:
Profit (loss) from fair value adjustments			362	(854)

Loss (profit) transferred to Separate Consolidated Income Statement			(336)	826

Income tax effect			(7)	(3)

	(g	)	19	(31)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(554)	(830)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(554)	(811)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(551)	(839)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(542)	(830)

Total comprehensive income (loss) for the year	(a+m	)	(1,694)	457

Attributable to:
Owners of the Parent			(1,784)	527

Non-controlling interests			90	(70)

(*)	For the year of 2017 also including “Available-for-Sale financial assets”.

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			26,769	29,462	(2,693)

Intangible assets with a finite useful life			8,889	7,192	1,697

			35,658	36,654	(996)

Tangible assets
Property, plant and equipment owned			14,251	14,216	35

Assets held under finance leases			1,895	2,331	(436)

			16,146	16,547	(401)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			16	17	(1)

Other investments			49	51	(2)

Non-current financial assets			1,594	1,768	(174)

Miscellaneous receivables and other non-current assets			2,291	2,422	(131)

Deferred tax assets			1,136	993	143

			5,086	5,251	(165)

Total Non-current assets	(a	)	56,890	58,452	(1,562)

Current assets
Inventories			389	290	99

Trade and miscellaneous receivables and other current assets			4,706	4,959	(253)

Current income tax receivables			251	77	174

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,466	1,430	36

Cash and cash equivalents			1,917	3,575	(1,658)

			3,383	5,005	(1,622)

Current assets sub-total			8,729	10,331	(1,602)

Discontinued operations /Non-current assets held for sale			—	—	—

Total Current assets	(b	)	8,729	10,331	(1,602)

Total Assets	(a+b	)	65,619	68,783	(3,164)

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			19,528	21,557	(2,029)

Non-controlling interests			2,219	2,226	(7)

Total Equity	(c	)	21,747	23,783	(2,036)

Non-current liabilities
Non-current financial liabilities			25,059	28,108	(3,049)

Employee benefits			1,567	1,736	(169)

Deferred tax liabilities			192	265	(73)

Provisions			876	825	51

Miscellaneous payables and other non-current liabilities			3,297	1,678	1,619

Total Non-current liabilities	(d	)	30,991	32,612	(1,621)

Current liabilities
Current financial liabilities			5,913	4,756	1,157

Trade and miscellaneous payables and other current liabilities			6,901	7,520	(619)

Current income tax payables			67	112	(45)

Current liabilities sub-total			12,881	12,388	493

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,881	12,388	493

Total Liabilities	(f=d+e	)	43,872	45,000	(1,128)

Total Equity and liabilities	(c+f	)	65,619	68,783	(3,164)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			2018	2017
Cash flows from operating activities:
Profit (loss) from continuing operations			(1,152)	1,287

Adjustments for:
Depreciation and amortization			4,255	4,473

Impairment losses (reversals) on non-current assets (including investments)			2,589	50

Net change in deferred tax assets and liabilities			(195)	(147)

Losses (gains) realized on disposals of non-current assets (including investments)			1	(11)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			1	1

Change in provisions for employee benefits			(208)	437

Change in inventories			(99)	(30)

Change in trade receivables and net amounts due from customers on construction contracts			(49)	379

Change in trade payables			(163)	(605)

Net change in current income tax receivables/payables			(210)	(515)

Net change in miscellaneous receivables/payables and other assets/liabilities			(178)	80

Cash flows from (used in) operating activities	(a	)	4,592	5,399

Cash flows from investing activities:

Purchase of intangible assets			(3,647)	(2,292)

Purchase of tangible assets			(2,831)	(3,477)

Total purchase of intangible and tangible assets on an accrual basis			(6,478)	(5,769)

Change in amounts due for purchases of intangible and tangible assets			1,947	455

Total purchase of intangible and tangible assets on a cash basis			(4,531)	(5,314)

Capital grants received			108	82

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(4)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			96	466

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			16	30

Cash flows from (used in) investing activities	(b	)	(4,314)	(4,740)

Cash flows from financing activities:
Change in current financial liabilities and other			394	(1,188)

Proceeds from non-current financial liabilities (including current portion)			2,546	2,630

Repayments of non-current financial liabilities (including current portion)			(4,426)	(3,426)

Changes in hedging and non-hedging derivatives			(110)	997

Share capital proceeds/reimbursements (including subsidiaries)			22	16

Dividends paid			(256)	(235)

Changes in ownership interests in consolidated subsidiaries			—	(4)

Cash flows from (used in) financing activities	(c	)	(1,830)	(1,210)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(1,552)	(551)

Net cash and cash equivalents at beginning of the year:	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(63)	(155)

Net cash and cash equivalents at end of the year:	(h=e+f+g	)	1,631	3,246

Additional Cash Flow information

(millions of euros)	2018	2017
Income taxes (paid) received	(739)	(1,100)

Interest expense paid	(1,978)	(2,899)

Interest income received	871	1,636

Dividends received	2	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2018	2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	1,917	3,575

Bank overdrafts repayable on demand – from continuing operations	(286)	(329)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	1,631	3,246

TIM GROUP - NET FINANCIAL DEBT

(millions of euros)	12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	18,579	19,981	(1,402)

Amounts due to banks, other financial payables and liabilities	4,740	5,878	(1,138)

Finance lease liabilities	1,740	2,249	(509)

	25,059	28,108	(3,049)

Current financial liabilities (*)
Bonds	2,918	2,221	697

Amounts due to banks, other financial payables and liabilities	2,787	2,354	433

Finance lease liabilities	208	181	27

	5,913	4,756	1,157

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	30,972	32,864	(1,892)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,594)	(1,768)	174

	(1,594)	(1,768)	174

Current financial assets
Securities other than investments	(1,126)	(993)	(133)

Financial receivables and other current financial assets	(340)	(437)	97

Cash and cash equivalents	(1,917)	(3,575)	1,658

	(3,383)	(5,005)	1,622

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(4,977)	(6,773)	1,796

Net financial debt carrying amount	25,995	26,091	(96)

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(725)	(783)	58

Adjusted Net Financial Debt	25,270	25,308	(38)

Breakdown as follows:
Total adjusted gross financial debt	29,432	31,149	(1,717)

Total adjusted financial assets	(4,162)	(5,841)	1,679

(*) of which current portion of medium/long-term debt:
Bonds	2,918	2,221	697

Amounts due to banks, other financial payables and liabilities	1,477	1,371	106

Finance lease liabilities	208	181	27

TIM GROUP – NET OPERATING FREE CASH FLOW

(millions of euros)	2018	2017	Change
EBITDA	7,403	7,790	(387)

Capital expenditures on an accrual basis	(4,009)	(5,071)	1,062

Investments for mobile licenses acquisition / spectrum	(2,399)	(630)	(1,769)

Change in net operating working capital:	1,194	(126)	1,320

Change in inventories	(99)	(30)	(69)

Change in trade receivables and net amounts due from customers on construction contracts	(49)	379	(428)

Change in trade payables (*)	(150)	40	(190)

Changes of mobile licenses acquisition payable / spectrum	1,886	(257)	2,143

Other changes in operating receivables/payables	(394)	(258)	(136)

Change in provisions for employee benefits	(208)	437	(645)

Change in operating provisions and Other changes	96	96	—

Net operating free cash flow	2,077	2,496	(419)

Of which Operating Free Cash Flow related to the mobile licenses acquisition / spectrum	(513)	(887)	374

% of Revenues	11.0	12.6	(1.6	) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP – HIGHLIGHTS

		2018	2018 comparable (a)	2017 (b)	% Change

(millions of euros)					(a-b)		Organic
Revenues		18,940	19,109	19,828	(3.6)		0.1

EBITDA	(1)	7,403	7,713	7,790	(1.0)		2.6

EBITDA Margin		39.1%	40.4%	39.3%	1.1	pp

Organic EBITDA Margin		39.1%	40.4%	39.4%	1.0	pp

EBIT before goodwill impairment loss		3,151	3,317	3,291	0,8

Goodwill impairment loss		(2,590)	(2,590)	—

EBIT	(1)	561	727	3,291	(77.9)		(77.3)

EBIT Margin		3.0%	3.8%	16.6%	(12.8	) pp

EBIT Margin Organico		3.0%	3.8%	16.8%	(13.0	) pp

Profit (loss) for the year attributable to Owners of the Parent		(1,411)	(1,298)	1,121	—

Capital Expenditures & spectrum		6,408	6,558	5,701	15.0

		12/31/2018		12/31/2017	Change Amount
Adjusted Net Financial Debt	(1)	25,270		25,308	(38)

		4rd Quarter 2018	4rd Quarter 2018 comparable (a)	4rd Quarter 2017 (b)	Change%
(millions of euros)					(a-b)		Organic
Revenues		4,863	4,892	5,149	(5.0)		(2.5)

EBITDA	(1)	1,625	1,683	1,577	6.7		10.9

EBITDA Margin		33.4%	34.4%	30.6%	3.8pp

Organic EBITDA Margin		33.4%	34.4%	30.3%	4.1pp

EBIT before goodwill impairment loss		534	555	457	21.4

Goodwill impairment loss		(590)	(590)	—

EBIT	(1)	(56)	(35)	457	—		—

EBIT Margin		(1.2)%	(0.7)%	8.9%	(9.6	)pp

Organic EBIT Margin		(1.2)%	(0.7)%	8.6%	(9.3	)pp

Profit (loss) for the period attributable to owners of the Parent		(543)	(528)	88	—

•	Details are provided under “Alternative Performance Measures”

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	2018	2018 comparable (a)	2017 (b)	Change (a - b)
(millions of euros)				amount	%		% organic
Revenues	15,031	15,185	15,354	(169)	(1.1)		(1.0)

EBITDA	5,955	6,221	6,171	50	0.8		0.9

EBITDA margin	39.6	41.0	40.2		0.8	pp	0.8	pp

EBIT	16	177	2,772	(2,595)	(93.6)		(93.6)

EBIT margin	0.1	1.2	18.1		(16.9	) pp	(16.9	) pp

Headcount at year end (number)	48,200		49,851	(1,651)	(3.3)

	4th Quarter 2018	4th Quarter 2018 comparable (a)	4th Quarter 2017 (b)	Change (a-b)
(millions of euros)				amount	%		% organic
Revenues	3,849	3,874	4,042	(168)	(4.2)		(4.2)

EBITDA	1,216	1,263	1,116	147	13.2		13.1

EBITDA Margin	31.6	32.6	27.6		5.0	pp	5.0	pp

EBIT	(235)	(216)	265	(481)	—		—

EBIT Margin	(6.1)	(5.6)	6.6		(12.2	) pp	(12.2	) pp

Core Domestic

	2018 comparable	2017	Change
(millions of euros)			amount	%
Revenues	14,161	14,249	(88)	(0.6)

Consumer	7,573	7,737	(164)	(2.1)

Business	4,721	4,656	65	1.4

Wholesale	1,787	1,690	97	5.8

Other	80	166	(86)	(51.8)

EBITDA	6,127	6,029	98	1.6

EBITDA margin	43.3	42.3		1.0	pp

EBIT	335	2,736	(2,401)	(87.8)

EBIT margin	2.4	19.2		(16.8	) pp

Headcount at year end (number)	47,455	49,095	(1,640)	(3.3)

International Wholesale

	2018		Change
(millions of euros)	comparable	2017	amount	%		% organic
Revenues	1,272	1,349	(77)	(5.7)		(4.7)

of which third party	1,084	1,152	(68)	(5.9)		(4.7)

EBITDA	111	154	(43)	(27.9)		(26.5)

EBITDA margin	8.7	11.4	—	(2.7	) pp	(2.6	) pp

EBIT	(144)	37	(181)

EBIT margin	(11.3)	2.7	—	(14.0	) pp	(14.0	) pp

Headcount at year end (number)	745	756	(11)	(1.5)

The International Wholesale Cash Generating Unit consists of the companies of the Telecom Italia Sparkle group; part of the TIM group’s goodwill was allocated on the CGU. In the 2018 consolidated financial statements, following the impairment test, the value of the goodwill allocated was written down for an amount of 140 million euros.

***

BRAZIL

	(millions of euros)			(millions of Brazilian reais)
		2018			2018		Change
		comparable	2017		comparable	2017	amount	%
	2018	(a)	(b)	2018	(c)	(d)	(c-d)	(c-d)/d
Revenues	3,943	3,959	4,502	16,981	17,050	16,234	816	5.0

EBITDA	1,467	1,511	1,635	6,316	6,508	5,894	614	10.4

EBITDA margin	37.2	38.2	36.3	37.2	38.2	36.3		1.9	pp

EBIT	564	569	535	2,428	2,449	1,931	518	26.8

EBIT margin	14.3	14.4	11.9	14.3	14.4	11.9		2.5	pp

Headcount at year end (number)				9,658		9,508	150	1.6

	(millions of euros)			(millions of Brazilian reais)
	4th Quarter	4th Quarter 2018 comparable	4th Quarter 2017	4th Quarter	4th Quarter 2018 comparable	4th Quarter 2017	Change amount
	2018	(a)	(b)	2018	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,025	1,030	1,113	4,457	4,479	4,257	222	5.2

EBITDA	417	427	465	1,807	1,856	1,758	98	5.6

EBITDA margin	40.5	41.4	41.3	40.5	41.4	41.3		0.1	pp

EBIT	186	188	195	807	813	729	84	11.5

EBIT margin	18.1	18.2	17.1	18.1	18.2	17.1		1.1	pp

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	2018	2017	Change
			amount	%
REPORTED EBITDA	7,403

Adoption new accounting principles effect	310

Comparable EBITDA on the same accounting basis	7,713	7,790	(77)	(1.0)

Foreign currency financial statements translation effect		(269)	269

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	7,713	7,521	192	2.6

of which non-recurring Income/(Expenses)	(408)	(883)	475

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBITDA, excluding Non-recurring items	8,121	8,404	(283)	(3.4)

EBIT – reconciliation of organic data

(millions of euros)	2018	2017	Change
			amount	%
REPORTED EBIT	561

Adoption new accounting principles effect	166

Comparable EBIT on the same accounting basis	727	3,291	(2,564)	(77.9)

Foreign currency financial statements translation effect		(88)	88

Changes in the scope of consolidation		—	—

ORGANIC EBIT	727	3,203	(2,476)	(77.3)

of which non-recurring Income/(Expenses)	(2,998)	(913)	(2,085)

Foreign currency translation effect on Non-recurring Income/(Expenses)		1	(1)

ORGANIC EBIT, excluding Non-recurring items	3,725	4,115	(390)	(9.5)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	2018	2017	Change
			amount	%
REPORTED EBITDA	5,955	—

Effect of adoption of new accounting standards	266	—

COMPARABLE EBITDA – on the same accounting basis	6,221	6,171	50	0.8

Foreign currency financial statements translation effect	—	(3)	3

Changes in the scope of consolidation	—	—	—

ORGANIC EBITDA	6,221	6,168	53	0.9

of which non-recurring income/(expenses)	(408)	(882)	474

ORGANIC EBITDA – excluding the non-recurring component	6,629	7,050	(421)	(6.0)

EBIT – reconciliation of organic data

(millions of euros)	2018	2017	Change
			amount	%
REPORTED EBIT	16	—

Effect of adoption of new accounting standards	161	—

COMPARABLE EBIT – on the same accounting basis	177	2,772	(2,595)	(93.6)

Foreign currency financial statements translation effect	—	(1)	1

Changes in the scope of consolidation	—	—	—

ORGANIC EBIT	177	2,771	(2,594)	(93.6)

of which non-recurring income/(expenses)	(2,998)	(912)	(2,086)

ORGANIC EBIT excluding the non-recurring component	3,175	3,683	(508)	(13.8)

TIM GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the committed credit lines available as of December 31, 2018:

(billions of euros)	12/31/2018		12/31/2017
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	—	—	4.0	—

Revolving Credit Facility – due March 2020	—	—	3.0	—

Revolving Credit Facility – due January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

On January 16, 2018 the two syndicated Revolving Credit Facility existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for the amount of 5 billion euros and expiring on January 16, 2023, currently unused.

As at December 31, 2018 TIM has bilateral Term Loans for the amount of 1,475 million euros and Hot Money loans for the amount of 250 million euros, fully drawn down.

Bonds

The following tables show the bond evolution occurred in the year 2018:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% due 1/28/2026	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia Capital S.A. 677 million of USD 6.999% (2)	USD	677	6/4/2018

Telecom Italia S.p.A. 582 million euros 6.125% (3)	Euro	582	12/14/2018

•	Net of 157 million euros repurchased by TIM S.p.A. in 2015.

•	Net of bonds repurchased by TIM S.p.A. (323 million of USD) on July 20, 2015.

•	Net of 168 million euros repurchased by TIM S.p.A. in 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2018, the amount was 203 million euros (nominal amount), with a 1 million euros reduction respect to December 31, 2017 (204 million euros).

On January 11, 2019 TIM S.p.A. issued a 1,250 million euros bond, maturing on April 11, 2024, coupon 4.000%, issue price 99.436%, redemption price 100%. The issue is part of the process intended to optimize and refinance the forthcoming debt maturities.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2018 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,166 million euros with the following detail:

•	832 million euros, due January 29, 2019;

•	664 million euros (equivalent to 760 USD million), due June 18, 2019;

•	950 million euros (equivalent to 850 GBP million), due June 24, 2019;

•	720 million euros, due January 21, 2020.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at December 31, 2018, the total nominal amount of outstanding loans amounted to 1,350 million euros, of which 800 million euros at direct risk and 550 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans, both secured by bank or approved parties guarantees for a total nominal amount of 550 million euros and the loans at direct risk, need to apply the following covenants:

•

“Inclusion clause”, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•

“Network Event”, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of not controlled third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of December 31, 2018, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., as described hereafter.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2018	2017
Revenues:
Revenue alignment of previous years	(62)	—

Other income:
Brazil Business Unit Tax recovery effect	37	—

Acquisition of goods and services, Change in inventories:
Professional expenses, consulting services and other costs	(15)	(10)

Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(233)	(697)

Other operating expenses:
Sundry expenses and other provisions	(135)	(176)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(408)	(883)

Impairment reversals (losses) on non-current assets:
Impairment loss on Goodwill attributable to CGU Core Domestic and CGU International Wholesale	(2,590)	—

Write-down of intangible assets	—	(30)

Impact on EBIT - Operating profit (loss)	(2,998)	(913)

Finance income:
Miscellaneus finance income	45	—

Finance expenses:
Miscellaneous finance expenses	(38)	(26)

Impact on profit (loss) before tax from continuing operations	(2,991)	(939)

Income taxes on non-recurring items	71	262

Expenses for tax risks Sparkle case	—	(37)

Impact on profit (loss) for the year	(2,920)	(714)

TIM S.p.A. - SEPARATE INCOME STATEMENTS

(milions of euros)	2018	2018 comparable	2017	Change (a-b)
		(a)	(b)	amount	%
Revenues	13,902	14,055	14,099	(44)	(0.3)

Other income	252	252	459	(207)	(45.1)

Total operating revenues and other income	14,154	14,307	14,558	(251)	(1.7)

Acquisition of goods and services	(5,801)	(5,715)	(5,567)	(148)	(2.7)

Employee benefits expenses	(2,541)	(2,531)	(3,034)	503	16.6

Other operating expenses	(722)	(703)	(658)	(45)	(6.8)

Change in inventories	84	84	45	39	86.7

Internally generated assets	434	434	457	(23)	(5.0)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,608	5,876	5,801	75	1.3

Depreciation and amortization	(3,155)	(3,259)	(3,203)	(56)	(1.7)

Gains (losses) on disposals of non-current assets	(11)	(11)	(1)	(10)	—

Impairment reversals (losses) on non-current assets	(2,683)	(2,683)	(30)	(2,653)	—

Operating profit (loss) (EBIT)	(241)	(77)	2,567	(2,644)	—

Income (expenses) from investments	71	71	225	(154)	(68.4)

Finance income	1,177	1,172	1,571	(399)	(25.4)

Finance expenses	(2,427)	(2,424)	(2,965)	541	18.2

Profit (loss) before tax	(1,420)	(1,258)	1,398	(2,656)	—

Income tax expense	(434)	(491)	(311)	(180)	(57.9)

Profit (loss) for the year	(1,854)	(1,749)	1,087	(2,836)	—

TIM S.p.A. - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)			2018	2017
Profit (loss) for the year	(a	)	(1,854)	1,087

Other components of the Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(4)	—

Income tax effect			—	—

			(4)	—

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			20	9

Income tax effect			(5)	(2)

			15	7

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

			—	—

Total other components that will not be reclassified subsequently to Separate Income Statement	(e=b+c+d	)	11	7

Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			11	(33)

Loss (profit) transferred to the Separate Income Statement			—	—

Income tax effect			(3)	9

	(f	)	8	(24)

Hedging instruments:
Profit (loss) from fair value adjustments			70	(190)

Loss (profit) transferred to the Separate Income Statement			10	393

Income tax effect			(19)	(49)

	(g	)	61	154

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Income Statement			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Income Statement	(i= f+g+h	)	69	130

Total other components of the Statement of Comprehensive Income	(k= e+i	)	80	137

Total comprehensive income (loss) for the year	(a+k	)	(1,774)	1,224

TIM S.P.A. - STATEMENTS OF FINANCIAL POSITION

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			24,341	27,027	(2,686)

Intangible assets with a finite useful life			6,339	4,249	2,090

			30,680	31,276	(596)

Tangible assets
Property, plant and equipment owned			10,782	10,871	(89)

Assets held under finance leases			1,694	2,072	(378)

			12,476	12,943	(467)

Other non-current assets
Investments			7,821	7,747	74

Non-current financial assets			1,642	1,611	31

Miscellaneous receivables and other non-current assets			1,704	1,752	(48)

Deferred tax assets			882	902	(20)

			12,049	12,012	37

Total Non-current assets	(a	)	55,205	56,231	(1,026)

Current assets
Inventories			262	178	84

Trade and miscellaneous receivables and other current assets			3,850	3,935	(85)

Current income tax receivables			166	—	166

Current financial assets
Securities other than investments, financial receivables and other current financial assets			793	1,072	(279)

Cash and cash equivalents			885	771	114

			1,678	1,843	(165)

Total Current assets	(b	)	5,956	5,956	—

Total Assets	(a+b	)	61,161	62,187	(1,026)

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Equity and Liabilities
Equity
Share capital issued			11,677	11,677	—

Less: treasury shares			(21)	(21)	—

Share capital			11,656	11,656	—

Additional paid-in capital			2,094	2,094	—

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			4,388	6,319	(1,931)

Total Equity	(c	)	18,138	20,069	(1,931)

Non-current liabilities
Non-current financial liabilities			24,777	28,467	(3,690)

Employee benefits			1,503	1,661	(158)

Deferred tax liabilities			3	2	1

Provisions			579	595	(16)

Miscellaneous payables and other non-current liabilities			3,006	1,291	1,715

Total Non-current liabilities	(d	)	29,868	32,016	(2,148)

Current liabilities
Current financial liabilities			7,903	4,197	3,706

Trade and miscellaneous payables and oher current liabilities			5,238	5,850	(612)

Current income tax payables			14	55	(41)

Total Current Liabilities	(e	)	13,155	10,102	3,053

Total Liabilities	(f=d+e	)	43,023	42,118	905

Total Equity and liabilities	(c+f	)	61,161	62,187	(1,026)

TIM S.P.A. - STATEMENTS OF CASH FLOWS

(millions of euros)			2018	2017
Cash flows from operating activities:
Profit (loss) for the year			(1,854)	1,087

Adjustments for:
Depreciation and amortization			3,155	3,203

Impairment losses (reversals) on non-current assets (including investments)			2,739	73

Net change in deferred tax assets and liabilities			(14)	(168)

Losses (gains) realized on disposals of non-current assets (including investments)			11	1

Change in provisions for employee benefits			(194)	439

Change in inventories			(84)	(45)

Change in trade receivables and net amounts due from customers on construction contracts			(65)	(16)

Change in trade payables			(174)	(538)

Net change in current income tax receivables/payables			(205)	(485)

Net change in miscellaneous receivables/payables and other assets/liabilities			(434)	99

Cash flows from (used in) operating activities	(a	)	2,881	3,650

Cash flows from investing activities:
Purchase of intangible assets			(3,310)	(1,627)

Purchase of tangible assets			(1,791)	(2,522)

Total purchase of intangible and tangible assets on an accrual basis			(5,101)	(4,149)

Change in amounts due for investing activities			1,957	676

Total purchase of intangible and tangible assets on a cash basis			(3,144)	(3,473)

Capital grants received			108	82

Cash and cash equivalents arising from corporate transactions			—	(243)

Acquisition/disposal of other investments			(130)	(76)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			265	(114)

Proceeds from sale of investments in subsidiaries			—	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			24	47

Cash flows from (used in) investing activities	(b	)	(2,877)	(3,777)

Cash flows from financing activities:
Change in current financial liabilities and other			682	(317)

Proceeds from non-current financial liabilities (including current portion)			2,723	3,243

Repayments of non-current financial liabilities (including current portion)			(3,534)	(3,595)

Changes in hedging and non-hedging derivatives			(224)	199

Share capital proceeds/reimbursements			—	—

Dividends paid			(166)	(166)

Cash flows from (used in) financing activities	(c	)	(519)	(636)

Aggregate cash flows	(d=a+b+c	)	(515)	(763)

Net cash and cash equivalents at beginning of the year	(e	)	299	1,062

Net cash and cash equivalents at end of the year	(f=d+e	)	(216)	299

Additional Cash Flow information

(millions of euros)	2018	2017
Income taxes (paid) received	(632)	(949)

Interest expense paid	(2,034)	(2,838)

Interest income received	953	1,658

Dividends received	115	255

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2018	2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	771	1,230

Bank overdrafts repayable on demand	(472)	(168)

	299	1,062

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	885	771

Bank overdrafts repayable on demand	(1,101)	(472)

	(216)	299

TIM S.P.A. - NET FINANCIAL DEBT

(millions of euros)	12/31/2018	12/31/2017	Change
Non-current financial liabilities
Bonds	13,984	14,902	(918)

Amounts due to banks, other financial payables and liabilities	9,348	11,709	(2,361)

Finance lease liabilities	1,445	1,856	(411)

	24,777	28,467	(3,690)

Current financial liabilities (1)
Bonds	2,126	1,528	598

Amounts due to banks, other financial payables and liabilities	5,618	2,522	3,096

Finance lease liabilities	159	147	12

	7,903	4,197	3,706

Total Gross financial debt	32,680	32,664	16

Non-current financial assets
Financial receivables and other non-current financial assets	(1,642)	(1,611)	(31)

	(1,642)	(1,611)	(31)

Current financial assets
Securities other than investments	(466)	(746)	280

Financial receivables and other current financial assets	(327)	(326)	(1)

Cash and cash equivalents	(885)	(771)	(114)

	(1,678)	(1,843)	165

Total financial assets	(3,320)	(3,454)	134

Net financial debt carrying amount	29,360	29,210	150

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(1,307)	(1,414)	107

Adjusted Net Financial Debt	28,053	27,796	257

Breakdown as follows:
Total adjusted gross financial debt	30,712	30,298	414

Total adjusted financial assets	(2,659)	(2,502)	(157)

(1) of which current portion of medium/long -term debt:
Bonds	2,126	1,528	598

Amounts due to banks, other financial payables and liabilities	3,372	1,428	1,944

Finance lease liabilities	159	147	12

TIM S.P.A. - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2018	2017
Operating revenues and other income	(62)	—

Revenue alignment of previous years	(62)	—

Acquisition of goods and services	(13)	(8)

Professional and consulting services	(13)	(8)
Employee benefits expenses	(221)	(692)

Charges and provisions for restructuring and other	(221)	(692)
Other operating expenses	(108)	(176)

Charges and provisions for fines	(87)	(148)

Sundry expenses	(21)	(28)

Impact on operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(404)	(876)

Impairment reversals (losses) on non-current assets	(2,686)	(30)

Goodwill impairment charges	(2,686)	—

Impairment losses on intangible assets	—	(30)

Impact on EBIT - Operating profit (loss)	(3,090)	(906)

Other finance income (expenses)	(9)	(26)

Impact on profit (loss) before tax from continuing operations	(3,099)	(932)

Income taxes on non-recurring items	75	261

Impact on profit (loss) for the year	(3,024)	(671)

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation (EU) No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As permitted by IFRS 9, the TIM Group has opted for:

•	the continued application of the hedge accounting requirements of IAS 39;

•	the non-restatement of comparative information provided in the year of first application.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), by adopting an expected credit loss model as per IFRS 9, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and on the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

•	Hold to Collect: financial instruments used to absorb temporary cash surpluses; such instruments are low risk and mostly held to maturity; and are measured at amortized cost;

•

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses; such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements; and are measured at fair value through other comprehensive income;

•

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; such instruments are higher risk and traded repeatedly over time; and are measured at fair value through profit or loss.

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

The expected credit loss (“ECL”) is given by: (i) the present value at the reporting date of the financial asset, (ii) the probability that the counterparty does not meet its payment obligation (probability of default, “PD”), (iii) the estimate, in percentage terms, of the amount of credit that it will not be able to recover in the event of a default (loss given default, “LGD”).

To determine the PD and LGD, reference is made to the Bloomberg credit risk model.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•

Hold to Collect: receivables usually held to maturity, such as trade receivables due from large customers and the OLOs for the Domestic Business Unit, and all receivables for the Brazil Business Unit; these instruments fall within IFRS 9 category “Assets measured at amortized cost”;

•

Hold to Collect and Sell: receivables usually traded massively and on a recurring basis, such as, for the Domestic Business Unit, receivables due from active consumer, small and medium business customers held for sale; these instruments fall under IFRS 9 category “Financial assets measured at fair value through other comprehensive income”. As required by IFRS 9, impairment is nevertheless recognized in the separate income statement.

Impairment of trade receivables and contract assets is carried out through the simplified approach allowed by the standard. This approach involves estimating the expected loss over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

In general, the methodology to recognize the expected loss differs based on the offering content, the customer cluster and payment terms.

More specifically, in the case of receivables arising from traditional services offered to consumers and businesses, the expected loss is estimated based on the trend of outstanding receivables with respect to turnover, using the values recorded for turnover generations that have completed the operating cycle as a reference, as well as parameters for measuring the most recent performance, suitable for identifying deviations from the historical trend.

As regards receivables arising from offers where products or contribution fees are paid in installments, the assessment of credit default risk for ongoing payment-by-installment plans considers the trend of the customer drop out rate and the average of sums received from such customers.

For clusters with relational-based credit management (such as major TOP customers, the public administration sector, wholesale customers, sales network dealers), information that can identify specific individual counterparty risk is used in the assessment.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, the aforementioned “other investments” are therefore measured at fair value through other comprehensive income (FVTOCI). Only dividends from “other investments” are recognized in the income statement, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of the assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at the transition date of January 1, 2018 was mainly due to the recognition of higher write-downs for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (Revenue from contracts with customers)

On September 22, 2016, Commission Regulation (EU) No. 2016/1905 was issued, which adopted IFRS 15 (Revenue from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Commission Regulation (EU) No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective approach with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The main differences for the TIM Group with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative Interpretations) concern:

•

bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 determines an earlier recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

•

activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other performance obligations (usually services) contained in the contract;

•

contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the statement of financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the statements of financial position are shown below.

TIM GROUP

(millions of euros)	12/31/2017 Historical	IFRS 9 impacts	IFRS 15 impacts	1/1/2018 Restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

TIM S.p.A.

(millions of euros)	12/31/2017	IFRS 9 impacts	IFRS 15 impacts	1/1/2018
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	4,249		(78)	4,171

Other non-current assets
Investments	7,747	2		7,749

Miscellaneous receivables and other non-current assets	1,752		(192)	1,560

Deferred tax assets	902	28		930

Current assets
Trade and miscellaneous receivables and other current assets	3,935	(114)	19	3,840

Total Assets	62,187	(84)	(251)	61,852

Equity and Liabilities
Equity	20,069	(82)	88	20,075

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,291		(252)	1,039

Deferred tax liabilities	2		34	36

Current liabilities
Trade and miscellaneous payables and oher current liabilities	5,850		(121)	5,729

Current income tax payables	55	(2)		53

Total Equity and liabilities	62,187	(84)	(251)	61,852

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate income statement and statement of financial position for the year 2018

To enable the year-on-year comparison of the economic and financial performance for 2018, “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations) are provided below.

The breakdown of the impact of the new accounting standards on key income statement figures for 2018 is shown below.

TIM GROUP

(millions of euros)		2018 (a)	2018 comparable (b)	Impact of new standards (c=a-b)
Revenues	(1)	18,940	19,109	(169)

Operating expenses	(2)	(11,878)	(11,737)	(141)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		7,403	7,713	(310)

Depreciation and amortization	(3)	(4,255)	(4,399)	144

Operating profit (loss) (EBIT)		561	727	(166)

Other income (expenses) from investments	(4)	11	10	1

Finance income/(expenses)	(5)	(1,348)	(1,341)	(7)

Profit (loss) before tax from continuing operations		(777)	(605)	(172)

Income tax expense	(6)	(375)	(433)	58

Profit (loss) for the year		(1,152)	(1,038)	(114)

Attributable to:
Owners of the Parent		(1,411)	(1,298)	(113)

Non-controlling interests		259	260	(1)

TIM S.p.A.

(millions of euros)		2018 (a)	2018 comparable (b)	Impact of new standards (c=a-b)
Revenues	(1)	13,902	14,055	(153)

Operating expenses	(2)	(8,546)	(8,431)	(115)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,608	5,876	(268)

Depreciation and amortization	(3)	(3,155)	(3,259)	104

Operating profit (loss) (EBIT)		(241)	(77)	(164)

Finance income/(expenses)	(4)	(1,250)	(1,252)	2

Profit (loss) before tax		(1,420)	(1,258)	(162)

Income tax expense	(6)	(434)	(491)	57

Profit (loss) for the year		(1,854)	(1,749)	(105)

•

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from sales using the deferred payment method, using a discount rate reflecting the creditworthiness of specific customers.

•

The change in Operating expenses was mainly due to the deferral of certain subscriber acquisition costs and contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current and current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current and current assets (cost deferral).

•

The change in Other income (expenses) from investments was due to the different accounting of the write-downs of the Other investments, which with the new standard are recognized under other components of the statements of comprehensive income.

•

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The breakdown of the impact of the new accounting standards on the main statements of financial position figures at December 31, 2018 is shown below.

TIM GROUP

(millions of euros)	12/31/2018 (a)	12/31/2018 comparable (b)	impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	35,658	35,771	(113)

Tangible assets	16,146	16,146	—

Other non-current assets	5,086	5,368	(282)

Total Non-current assets	56,890	57,285	(395)

Current Assets	8,729	8,794	(65)

Total Assets	65,619	66,079	(460)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	19,528	19,716	(188)

Non-controlling interests	2,219	2,225	(6)

Total Equity	21,747	21,941	(194)

Non-current liabilities	30,991	31,276	(285)

Current liabilities	12,881	12,862	19

Total Liabilities	43,872	44,138	(266)

Total Equity and liabilities	65,619	66,079	(460)

TIM S.p.A.

(millions of euros)	12/31/2018 (a)	12/31/2017 comparable (b)	Impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	30,680	30,770	(90)

Tangible assets	12,476	12,476	—

Other non-current assets	12,049	12,265	(216)

Total Non-current assets	55,205	55,511	(306)

Current assets	5,956	5,995	(39)

Total Assets	61,161	61,506	(345)

Equity and Liabilities
Total Equity	18,138	18,238	(100)

Total Non-current liabilities	29,868	30,125	(257)

Total Current Liabilities	13,155	13,143	12

Total Liabilities	43,023	43,268	(245)

Total Equity and liabilities	61,161	61,506	(345)

***

Existing improvements - also on the supporting IT systems - relating to the process of implementing the new accounting standards, together with the high number of new commercial offers of recent months, involved recalculating the time distribution of the revenues during the first and second quarters of 2018 for some specific fixed-line and mobile contract types.

In connection with the forgoing, some first and second quarter 2018 consolidated income statement figures of the TIM Group have been recalculated. The time series of the 2018 quarters is the following:

	2018
(millions of euros)	1° Quarter	2° Quarter	3° Quarter	4° Quarter
Revenues	4,685	4,726	4,666	4,863

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,793	1,940	2,045	1,625

Operating profit (loss) (EBIT)	740	874	(997)	(56)

Profit (loss) before tax from continuing operations	391	513	(1,326)	(355)

Income tax expense	(156)	(141)	43	(121)

Profit (loss) for the year	235	372	(1,283)	(476)

Attributable to:
Owners of the Parent	199	333	(1,400)	(543)

Non-controlling interests	36	39	117	67

The net cumulative impacts on the financial position figures are the following:

(millions of euros)	as at 3/31/2018	as at 6/30/2018
Current and non-current assets
Total trade and miscellaneous receivables and other current assets	(12)	(3)

Total Assets	(12)	(3)

Equity
Equity attributable to owners of the Parent	(17)	(22)

Total Equity	(17)	(22)

Non-current and current liabilities
Deferred tax liabilities	(7)	(8)

Trade and miscellaneous payables and other current liabilities	12	27

Total Equity and liabilities	(12)	(3)

Recalculation of the time distribution of the revenues over the first and second quarters of 2018 did not impact the “Aggregate cash flows” of the TIM Group’s statement of cash flows, and in particular the “Cash flows from (used in) operating activities”.

IFRS 16 (LEASES)

IFRS 16 (Leases) was adopted in the European Union on October 31, 2017 by Commission Regulation (EU) 2017/1986. IFRS 16 replaces IAS 17 (Leases) and relative interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease; SIC 15 Operating Leases – Incentives; SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease).

IFRS 16 (Leases) applies retrospectively as of January 1, 2019.

According to IFRS 16, lease agreements (that are not service contracts) are accounted by the lessee through the recognition of a financial liability in the statements of financial position, represented by the present value of the future lease payments, against the recognition under assets of the “right of use asset”.

Contracts classified by the lessee as financial leases according to IAS 17, will not be subject to any change with respect to the current accounting presentation, since they will continue to be classified as finance leases in full accordance with the past.

Upon first application of IFRS 16, for the contracts already classified as operating leases according to IAS 17, the TIM Group intends to apply the modified retrospective approach recognizing a financial liability for lease agreements and the corresponding “right of use asset”, measured on the basis of the remaining lease payments at the transition date.

At TIM Group level, the contracts that are in the scope of application of IFRS 16 and will have an impact in terms of accounting representation as described above, mainly refer to:

•	land and buildings for office and industrial use,

•	infrastructure sites for the mobile telephony network, and

•	right of use on network infrastructure (when not services).

With reference to the options and exemptions provided for by IFRS 16, the TIM Group will adopt the following choices:

•	IFRS 16 is usually not applied to intangible assets or to short-term (i.e. less than 12 months) and to contracts of low unit value;

•	the “right of use asset” and the financial liabilities relating to lease agreements are classified in specific line items in the statements of financial position;

•	any service contract component included in the lease payments is generally excluded from the IFRS 16 scope;

•	contracts with similar characteristics are measured using a single discount rate;

•	lease contracts already classified as finance lease under IAS 17 retain the previously recognized values.

The main impacts on the Group’s consolidated financial statements, which are still being assessed and refined, may be summarized as follows:

•

Statements of financial position: higher non-current assets due to the recognition of “right of use asset” with corresponding higher financial liabilities; as a result, a lease liability in the range of 3.4 – 3.9 billion euros is expected to be recognized upon transition.

•

Separate income statements: a positive impact on EBITDA, due to the different nature, description, and classification of expenses (the amortization of “right of use asset” and “financial expense for interest” instead of “Lease and rental costs – payments for operating leases”, as per IAS 17), in the range of 0.6 – 0.8 billion euros for the year on a like-for-like basis. Furthermore, the combination of the straight-line depreciation of the “right of use asset” and the application of the effective interest rate method for lease liabilities will result, compared to IAS 17, in higher income statement expenses in the first few years of the contracts and decreasing expenses in the last years of the contracts.

•	Statements of Cash Flows: lease payments for the principal of the debt repayment will be reclassified from “Cash flows from operating activities” to “Cash flows from financing activities”.

In the following Financial Statements, the TIM Group will provide all the detailed information needed to understand the impact of the new standard, providing alternative performance measures that will allow a consistent comparison with the information already reported to the market, namely EBITDA and net financial debt, adjusted for the impact of IFRS 16.

On the other hand, it should be noted that - as this is a different method of accounting presentation - the application of the new standard will not have any impact on the Group’s cash generation or on financial and performance metrics, represented in comparable terms.

The process of implementing the new accounting standard entails significant updates and modifications on the IT systems, modification and updating of the control and compliance models and of their processes. The impacts are based on the current results of the analyses, have not been audited and may change since implementation process is still ongoing.

The impacts during transition are not indicative of future developments since the choices of allocating capital might change with resulting economic and financial repercussions on recognition in the financial statements.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

TIM S.p.A.

BY: /s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager